A Special Meeting of Shareholders was held on February 13, 2003 at 522 Fifth Avenue, New York, New York 10036 for purposes of approving an Agreement and Plan of Reorganization (the "Reorganization Plan") between the following series of J.P. Morgan Institutional Funds and J.P. Morgan Mutual Fund Group:

Acquiring Fund			Target Fund
JPMorgan Diversified  Fund	JPMorgan Balanced Fund ("BF")

Under the Reorganization Plan, the Target Fund transferred all of its assets and liabilities to the Acquiring Fund in a tax-free reorganization. In exchange, shareholders of the Target Fund received shares of the Acquiring Fund with a value equal to their respective holdings in the Target Fund. A majority of shareholders approved the Reorganization Plan by the following votes:

		For		Against		Abstain
BF		1,495,033	78,442		92,806


A Special Meeting of Shareholders was held on February 13, 2003 at 522 Fifth Avenue, New York, New York 10036 for purposes of approving an Agreement and Plan of Reorganization (the "Reorganization Plan") between the following series of J.P. Morgan Institutional Funds, J.P. Morgan Mutual Fund Investment Trust, and the J.P. Morgan Mutual Fund Group:

Acquiring Fund			Target Funds
JPMorgan U.S. Equity Fund	JPMorgan Core Equity Fund ("CEF")
				JPMorgan Focus Fund ("FF")

Under the Reorganization Plan, the Target Fund transferred all of its assets and liabilities to the Acquiring Fund in a tax-free reorganization. In exchange, shareholders of the Target Fund received shares of the Acquiring Fund with a value equal to their respective holdings in the Target Fund. A majority of shareholders of approved the Reorganization Plan by the following votes:

		For		Against		Abstain
CEF		2,373,137	34,067		48,453
FF		1,009,198	72,338		73,392